Exhibit 99.1

STONE ENTERS BUSINESS COMBINATION AGREEMENT WITH LINX

São Paulo, Brazil, August 11, 2020 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels, today announces that it has signed a definitive agreement for STNE Participações S.A., a controlled company of Stone that holds the software investments business of the Stone group in Brazil, to merge its business with Linx (B3: LINX3; NYSE: LINX), a leading provider of retail management software in Brazil.

Overview of Linx

Linx is a leading technology company that develops and provides affordable, easy-to-use, reliable and integrated software solutions to over 70,000 retail clients across more than 100,000 storefronts with approximately R$300 billion of gross transaction volume (GTV), through a software-as-a-service (SaaS) business model. The company is a leading player in the retail management software market and has a strong presence in e-commerce software solutions in Brazil. It serves its clients through an end-to-end platform comprised of three product lines, including:

•	Linx Core – which provides integrated business management software, such as ERP and POS management solutions, across various industry verticals including auto parts stores, clothing stores, department stores, electronic goods stores, fast food chains, gas stations, home improvement stores, household appliances stores, pharmacies, service retail, and vehicle dealerships.

•	Linx Digital – which provides an e-commerce platform designed to improve the omnichannel shopping experience, enabling retailers to engage, interact and transact with their clients and manage their inventories across physical stores on an integrated manner, mobile applications, and online channels.

•	Linx Pay Hub – which provides payment processing solutions integrated with its Core and Digital product lines and provides Electronic Funds Transfer (EFT) services.

Stone’s Deal Rationale

The business combination of STNE and Linx will help accelerate Stone’s mission of empowering Brazilian merchants of all sizes to manage their businesses more effectively through technology. The acquisition will help advance Stone’s strategic roadmap and create shareholder value by:

1.	Providing Linx´s 70,000 clients with access to Stone’s best-in-class solutions, including our payments technology, financial services and customer support capabilities through a more convenient and powerful integrated solution.

2.	Extending Stone’s offerings to penetrate the SMB software market by leveraging the strengths of Stone’s business model (such as SMB focus, integrated technology, high quality service and direct distribution) to adapt Linx’s vertical solutions to meet the needs of smaller merchants and distribute software more effectively into the SMB market.

3.	Providing merchants with the tools to seamlessly adapt to a complex omnichannel world, by integrating their physical offline operations to a growing number of digital commerce channels (such as their own website, numerous online marketplaces and social media apps) through the combination of Linx’s digital solutions and Stone’s fintech-as-a-service platform.

Complementary Strategies and Shared Vision to Digitize Offline Retail

Stone began this journey by establishing itself as (1) an integrated provider of payments and financial services for SMBs, through our ABC (Acquiring, Banking & Credit) platform and (2) a full stack digital payments solution for online merchants, marketplaces, wallets and sub acquirers, through our Pagar.me and Mundipagg platforms. More recently, Stone has advanced in its strategy to become an integrated provider of software and payments for SMBs by investing in a modern ecosystem of software solutions in different market segments, and helping our clients to digitalize their offline operations by offering complementary solutions such as food delivery, digital media, and online marketplace integration.

We have deployed this strategy by (1) offering software solutions through our own distribution channels, (2) investing and acquiring software companies with great people, scalable technology, and their own distribution channels, and (3) promoting Stone’s model and culture of client-centricity to help our software partners and investments put clients at the center of all their product design, processes and operations. Stone has invested in or acquired 11 software companies, in different verticals and horizontals such as food, food delivery, beauty salons, general retail, CRM, and digital media. As a result of this strategy, Stone has grown its subscribed software clients to approximately 305,000 as of July 2020, an increase of approximately 100% since 1Q20.

We will complement and strengthen our software offerings by combining STNE’s and Linx’s assets and technology capabilities – to create a full omnichannel commerce platform that is well positioned to serve and empower the digital commerce revolution in Brazil. We will be able to offer our combined client base a full stack solution to conduct commerce through multiple channels (such as brick and mortar, e-commerce, mobile commerce, online marketplaces, and social commerce), offering attractive alternatives for them to increase their sales volume with little additional effort.

Stone CEO Thiago Piau noted “Stone was born 8 years ago with a purpose that continues to guide our actions every single day: to help merchants to thrive through the offering of best-in-class service and products delivered by an amazing and talented team of hard-working people who always put our clients at the center of everything they do.

We are excited to join efforts with Linx in this journey and are looking forward to combining Linx’s deep expertise in vertical software and omnichannel solutions with Stone’s powerful technology and financial services capabilities, our strong client-centric culture and powerful distribution channels. I believe this will help us to become the one stop shop for merchants of all sizes, supporting them in the online as well as in the offline world. We will continue to focus on building solutions by applying best practices in technology, with constant client feedback and the use of data to drive product improvement roadmaps”.

Linx CEO Alberto Menache noted “After a long and well-succeeded 35-year journey, we have decided to join efforts with Stone to create an even more robust end-to-end platform that will enable us to make the purchase experience even more passionate. The mission, vision and values of Linx and Stone are a winning combination that will benefit all stakeholders: clients, collaborators and shareholders of both companies”.

Management and Governance

After the merger of shares, a new software business unit will be created within STNE and will be managed by Stone´s leadership and the Linx management team. An Advisory Board will be created to guide and monitor the key strategic priorities, the integration process and the capturing of synergies. Alberto Menache, current Linx CEO, will be Chairman of the Advisory Board, which will also include Stone leadership.

We are very happy with the prospect of welcoming Linx to Stone´s culture of client-centric culture, ownership, transparency, humility and financial discipline. We have already identified many of those characteristics in Linx´s great team and we know that they are very important to the successful implementation of the combined strategy.

Structure and key terms

On August 11, 2020, Linx’s founding shareholders and STNE Participações S.A. (“STNE”), a subsidiary of StoneCo Ltd. that holds the software investments of the group, entered into binding agreements outlining the transaction, through a corporate reorganization as described below (“Transaction”). Linx´s reference shareholders and StoneCo Ltd. acted as intervening parties in the agreement.

The Transaction will be implemented through a Brazilian merger of shares (Incorporação de Ações) (“Merger”), whereby each Linx common share will be contributed to STNE in exchange for 1 (one) newly issued STNE Class A preferred share, and 1 (one) STNE newly issued Class B preferred share.

Immediately after the Merger, each STNE Class A preferred share will be redeemed for a cash payment of R$30.39, and each STNE Class B preferred share will be redeemed for 0.0126774 Stone Class A share (“Base Exchange Ratio”). The Base Exchange Ratio is calculated on a fully diluted basis1 and represents

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1 Assumes a number of fully-diluted shares of Linx of 179,043,178 a total consideration of R$33.7625 for each Linx share, considering Stone share price as of August 7, 2020 (“Reference Date”).

The Base Exchange Ratio represents a premium of 41.6% over Linx's volume-weighted average price ("VWAP") of the sixty (60) days preceding the Reference Date, and 28.3% over VWAP for the thirty (30) days preceding the Reference Date.

The terms and conditions of the Transaction, briefly described above, will be included in the Protocol and Justification of a Merger of Shares of Linx (“Protocol”), to be prepared and submitted together with the appraisal reports and other applicable documents to the Board of Directors of Linx and executed by their management. The terms and conditions of the Transaction will also be included in the materials provided to Linx shareholders in connection with the Linx Shareholder Transaction Approval Meeting.

The Protocolo may contain alternatives for combinations of tranches in cash and Stone Class A Shares, provided that within the total cash limit of R$5,441,122,179 and total Class A shares limit of 2,269,802.

The implementation of the Transaction is subject to usual conditions precedent for these types of transactions, including the approval by the antitrust authority in Brazil (CADE) and Linx shareholder approval.

Approvals

The implementation of the Transaction is conditioned upon, among other things: (i) the effectiveness by the SEC of Stone's registration statement on Form F-4 in respect of its class A common of shares to be issued to Linx shareholders; (ii) prior approval by the Brazilian antitrust authority (CADE); (iii) approval by the Linx shareholders at the Linx Shareholder Transaction Approval Meeting of the Transaction, authorization for STNE to not list in the Novo Mercado, and exemption to STNE to carry out the tender offer provided for in Section 43 set forth in Linx’s bylaws; and (iv) approval by the STNE shareholder of the redemption of the mandatorily redeemable preferred shares granted to Linx’s shareholders in exchange for cash and/or Stone Class A shares, as described above, at a shareholders meeting of STNE.

We do not expect the transaction to generate antitrust concerns.

Advisors

Banco Morgan Stanley S.A. and Banco J.P. Morgan S.A. are serving as financial advisors to Stone. JPMorgan Chase Bank, N.A. (and any of its designated affiliates) and Morgan Stanley Senior Funding, Inc. are acting as joint lead arrangers, joint bookrunners and underwriters and coordinators in connection with committed debt financing. Proton Partners LLC is serving as Strategic Advisor to Stone. Spinelli Advogados, Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados and Davis Polk & Wardwell LLP are serving as legal advisors to Stone. Goldman Sachs & Co. LLC is serving as financial advisor to Linx S.A. Pinheiro Neto Advogados and White & Case LLP are serving as legal advisors to Linx S.A.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction between StoneCo Ltd. (“Stone”) and Linx S.A. (“Linx”) (the “Transaction”), Stone and Linx will file relevant materials with the United States Securities and Exchange Commission (the “SEC”) including a registration statement of Stone on Form F-4. The Form F-4 (when filed) will contain a prospectus and other documents. INVESTORS AND SECURITY HOLDERS OF STONE AND LINX ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STONE, LINX AND THE TRANSACTION AND RELATED MATTERS. The Form F-4 (when filed) and all other documents filed with the U.S. SEC in connection with the Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (when filed) all other documents filed with the U.S. SEC in connection with the Transaction will be made available, free of charge, to U.S. shareholders of Stone on Stone’s website at http://www.stone.co.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements. These forward-looking statements include, but are not limited to, statements regarding the Transaction. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the shares of Stone or Linx, the risk that the Transaction and its announcement could have an adverse effect on the ability of Stone and Linx to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond Stone’s control, including those detailed in Stone’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.stone.co and on the SEC’s website at http://www.sec.gov. Stone’s forward-looking statements are based on assumptions that Stone believes to be reasonable but that may not prove to be accurate. Stone undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.